UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ACCURIDE CORPORATION
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

00439T107
(CUSIP Number)

November 24, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

               [   ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[   ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00439T107	13G	Page 2 of 14

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Cetus Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,750,658 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,750,658 (1)
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,750,658 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.95% (2)(3)
12		TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 00439T107	13G	Page 3 of 14

(1)  This value includes 2,742,223 shares of common stock, which the Reporting Persons (as defined below) acquired upon conversion of their 7.5% Senior Convertible Notes, and 8,435 shares of common stock issuable upon the exercise of warrants beneficially owned by the Reporting Persons.
(2)  This value is based on 12,629,502 shares of common stock of the Issuer (as defined below) outstanding as disclosed in the Issuer’s Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on November 18, 2010, plus 33,606,177 shares of common stock of the Issuer issued upon conversion of 7.5% Senior Convertible Notes as disclosed in the Issuer’s Form 8-K filed with the Commission on November 30, 2010, plus 8,435 shares of common stock issuable upon the exercise of warrants beneficially owned by the Reporting Persons.  The number of shares outstanding decreased due to the consummation of the Issuer’s one-for-ten reverse stock split on November 18, 2010.
(3)  See Item 4 of this Schedule.

CUSIP No. 00439T107	13G	Page 4 of 14

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Littlejohn Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,750,658 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,750,658 (1)
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,750,658 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.95% (2)(3)
12		TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 00439T107	13G	Page 5 of 14

(1)  This value includes 2,742,223 shares of common stock, which the Reporting Persons acquired upon conversion of its 7.5% Senior Convertible Notes, and 8,435 shares of common stock issuable upon the exercise of warrants beneficially owned by the Reporting Persons.
(2)  This value is based on 12,629,502 shares of common stock of the Issuer outstanding as disclosed in the Issuer’s Form 8-K filed with the Commission on November 18, 2010, plus 33,606,177 shares of common stock of the Issuer issued upon conversion of 7.5% Senior Convertible Notes as disclosed in the Issuer’s Form 8-K filed with the Commission on November 30, 2010, plus 8,435 shares of common stock issuable upon the exercise of warrants beneficially owned by the Reporting Persons. The number of shares outstanding decreased due to the consummation of the Issuer’s one-for-ten reverse stock split on November 18, 2010.
(3)  See Item 4 of this Schedule.

CUSIP No. 00439T107	13G	Page 6 of 14

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Littlejohn Associates III, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,750,658 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,750,658 (1)
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,750,658 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.95% (2)(3)
12		TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 00439T107	13G	Page 7 of 14

(1)  This value includes 2,742,223 shares of common stock, which the Reporting Persons acquired upon conversion of its 7.5% Senior Convertible Notes, and 8,435 shares of common stock issuable upon the exercise of warrants beneficially owned by the Reporting Persons.
(2)  This value is based on 12,629,502 shares of common stock of the Issuer outstanding as disclosed in the Issuer’s Form 8-K filed with the Commission on November 18, 2010, plus 33,606,177 shares of common stock of the Issuer issued upon conversion of 7.5% Senior Convertible Notes as disclosed in the Issuer’s Form 8-K filed with the Commission on November 30, 2010, plus 8,435 shares of common stock issuable upon the exercise of warrants beneficially owned by the Reporting Persons.  The number of shares outstanding decreased due to the consummation of the Issuer’s one-for-ten reverse stock split on November 18, 2010.
(3)  See Item 4 of this Schedule.

CUSIP No. 00439T107	13G	Page 8 of 14

SCHEDULE 13G

Item 1(a)               Name of Issuer.

Accuride Corporation (the “Issuer”).

Item 1(b)               Address of Issuer’s Principal Executive Offices.

7140 OFFICE CIRCLE
EVANSVILLE IN 47715

Item 2(a)               Name of Person Filing.

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

Cetus Capital, LLC (“Cetus”)
Littlejohn Fund III, L.P. (“Littlejohn Fund III”)
Littlejohn Associates III, L.L.C. (“Littlejohn Associates III”)

This statement refers to Shares (as defined below) held by Cetus.  Littlejohn Associates III, the general partner of Littlejohn Fund III, the sole member of Cetus, may be deemed the beneficial owners of the Shares reported in this statement.

Item 2(b)               Address of Principal Business Office, or, if none, Residence.

The address and principal business office of each of the Reporting Persons is 8Sound Shore Drive, Greenwich, CT 06830.

Item 2(c)               Citizenship or Place of Organization.

Cetus and Littlejohn Associates III are Delaware limited liability companies. Littlejohn Fund III is a Delaware limited partnership.

Item 2(d)               Title of Class of Securities.

Common Stock, $0.01 Par Value (the “Shares”)

CUSIP No. 00439T107	13G	Page 9 of 14

Item 2(e)               CUSIP Number.

00439T107

Item 3                    Reporting Person.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

Inapplicable.

Item 4                    Ownership.

A.  Cetus Captial, LLC

(a)   Amount beneficially owned:  2,750,658 (1)

(b)   Percent of class: 5.95% (1)(2)

(c)   Number of shares as to which such person has:

  (i)   Sole power to vote or to direct the vote: 2,750,658 (1)

(ii)  Shared power to vote or to direct the vote:  0

(iii) Sole power to dispose or to direct the disposition of: 2,750,658 (1)

(iv) Shared power to dispose or to direct the disposition of: 0

B.  Littlejohn Fund III, L.P.

(a)   Amount beneficially owned:  2,750,658 (1)

(b)   Percent of class: 5.95% (1)(2)

(c)   Number of shares as to which such person has:

  (i)   Sole power to vote or to direct the vote: 2,750,658 (1)

(ii)  Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 2,750,658 (1)

CUSIP No. 00439T107	13G	Page 10 of 14

(iv) Shared power to dispose or to direct the disposition of: 0

C.  Littlejohn Associates III, L.L.C.

(a)   Amount beneficially owned:  2,750,658 (1)

(b)   Percent of class: 5.95% (1)(2)

(c)   Number of shares as to which such person has:

  (i)   Sole power to vote or to direct the vote: 2,750,658 (1)

(ii)  Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 2,750,658 (1)

(iv) Shared power to dispose or to direct the disposition of: 0

(1)
This value includes 2,742,223 shares of common stock, which the Reporting Persons acquired upon conversion of its 7.5% Senior Convertible Notes, 8,435 shares of common stock issuable upon the exercise of warrants beneficially owned by the Reporting Persons.

(2)
This value is based on 12,629,502 shares of common stock of the Issuer outstanding as disclosed in the Issuer’s Form 8-K filed with the Commission on November 18, 2010, plus 33,606,177 shares of common stock of the Issuer issued upon conversion of 7.5% Senior Convertible Notes as disclosed in the Issuer’s Form 8-K filed with the Commission on November 30, 2010, plus 8,435 shares of common stock issuable upon the exercise of warrants beneficially owned by the Reporting Persons.  The number of shares outstanding decreased due to the consummation of the Issuer’s one-for-ten reverse stock split on November 18, 2010.

Item 5                   Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6                   Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

CUSIP No. 00439T107	13G	Page 11 of 14

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits                 Exhibit 1

Joint Filing Agreement dated August 27, 2010, among Cetus, Littlejohn Fund III and Littlejohn Associates III.

CUSIP No. 00439T107	13G	Page 12 of 14

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 30, 2010

Cetus Capital, LLC

By:  Littlejohn Fund III, L.P., manager
By:  Littlejohn Associates III, L.L.C., its general partner

By:          /s/ Michael I. Klein
Michael I. Klein, manager

Littlejohn Fund III, L.P.

By:  Littlejohn Associates III, L.L.C., its general partner

By:          /s/ Michael I. Klein
Michael I. Klein, manager

Littlejohn Associates III, L.L.C.

By:          /s/ Michael I. Klein
Michael I. Klein, manager

CUSIP No. 00439T107	13G	Page 13 of 14

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the to the Common Stock, par value $0.01 per share, of Accuride Corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of August 27, 2010.

Cetus Capital, LLC

By:  Littlejohn Fund III, L.P., manager
By:  Littlejohn Associates III, L.L.C., its general partner

By:          /s/ Michael I. Klein
Michael I. Klein

CUSIP No. 00439T107	13G	Page 14 of 14

Littlejohn Fund III, L.P.

By:  Littlejohn Associates III, L.L.C., its general partner

By:          /s/ Michael I. Klein
Michael I. Klein, manager

Littlejohn Associates III, L.L.C.

By:          /s/ Michael I. Klein
Michael I. Klein, manager